[FIRST INDUSTRIAL, L.P. LETTERHEAD]
April 3, 2009
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jennifer Monick

Re:	First Industrial, L.P. Form 10-K for fiscal year ended December 31, 2008 Filed March 2, 2009 File No. 333-21873
Dear Ms. Monick:
     We are writing to respond to the comment of the Staff contained in a letter, dated March 24, 2009, relating to the above-referenced filing of First Industrial, L.P. (the “Operating Partnership”). Set forth below is the comment (in italics) as set forth in the Staff’s letter and immediately below the comment is the response of management.
Form 10-K for the year ended December 31, 2008
Financial Statements
Consolidated Balance Sheets, page 51
1.	Please tell us and disclose the redemption provisions of the common units held by the limited partners specifically as they relate to First Industrial, L.P., including whether or not the limited partners can put their units to First Industrial, L.P. for cash. If the limited partners are able to put their units to First Industrial, L.P. for cash, please tell us why you have not reported these units at their redemption amount in the mezzanine section of the balance sheet pursuant to EITF Topic No. D-98.

Holders of limited partnership units (“Units”) of the Operating Partnership (other than First Industrial Realty Trust, Inc. (the “REIT”), as general partner of the Operating Partnership) have the right to require the Operating Partnership to redeem all or a portion of the Units held by such holder on or after the first anniversary of the date such Units are issued. During specified periods, upon receipt of a request for redemption by a holder of Units, the REIT, as general partner of the Operating Partnership, has the unilateral option to cause the Operating Partnership to pay the redemption price of the Units tendered either in shares of common stock of the REIT, on a one-for-one basis, or a cash

Securities and Exchange Commission
Attention: Jennifer Monick
April 3, 2009

redemption price equivalent to the average daily market price of a share of common stock of the REIT for the ten consecutive trading days immediately preceding the request for redemption.

For your convenience, we respectfully direct your attention to our current disclosure in Item 5 of the Operating Partnership’s Form 10-K for the year ended December 31, 2008, as well as footnote 8 to the financial statements included therein. We believe these disclosures adequately describe that the Unit holders have no control with respect to the form of the redemption consideration for the Units tendered, and, as a result, cannot require that the redemption consideration be tendered in cash.
     In connection with responding to the above comment, the Operating Partnership hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosures in the filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and the Operating Partnership may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. If you have any questions about the Operating Partnership’s response to your comment or require further explanation, please do not hesitate to telephone me at (312) 344-4380.

Very truly yours,
/s/ Scott A. Musil
Scott A. Musil

cc:	John H. Clayton William E. Turner II